MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and nine months ended September 30, 2015 and 2014

_______________________

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of November 10, 2015 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014 and the related notes thereto. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 29 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company’s shares trade on the Toronto Stock Exchange and NYSE MKT Equities Exchange under the symbol “AKG”.  The Company’s primary asset is its Asanko Gold Mine Project (the “Project”) located on the Asankrangwa gold belt in Ghana.

Asanko’s vision is to become a low cost, mid-tier gold producer.  Asanko’s vision will be achieved through the phased development of the Asanko Gold Mine. Phase 1 of the Project is fully funded and construction is in its final stages, with commissioning to commence in December 2015. First gold is expected by January 2016 with commercial production by Q2 2016. It is envisioned in a current Phase 2 pre-feasibility study that the Project will be expanded from approximately 200,000 ounces per year to over 400,000 ounces per year by 2018.

Overall Performance

Financial Performance

The Company does not expect to generate revenues until the commencement of production at the Asanko Gold Mine in Q1 2016.  As such, during the three months ended September 30, 2015 (“Q3 2015”) Asanko had a net loss of $3.3 million or a loss of $0.02 per share compared to net loss of $9.3 million or $0.05 per share during the three months ended September 30, 2014 (“Q3 2014”).

Phase 1 Operations

Mining

Mining of the Nkran Pit, the main mineral resource for Phase 1, has continued at rates above long term steady-state mining rates.  Mining operations are now entirely in fresh rock with the drill-blast-load-haul cycle fully operational.

As at November 8, 2015, the contractor has mined 16.6 million tonnes (“Mt”) from the pit, and the pre-strip is nearly complete.  To date, approximately 99,000 tonnes of ore at a grade of 1.69 g/t gold have been stockpiled ahead of the processing plant. The ore mined to date has been mostly from Inferred Resources that are located peripheral to the main orebody, and have been exposed as the mining pushback has advanced.

Mineralized extensions to the main Nkran orebody were intercepted in late October, opening up two significant mining faces, which have been drilled for grade-control.  An additional 150,000 tonnes of ore is expected to be mined during November, bringing the stockpile to approximately 250,000 tonnes of ore ahead of commissioning.  Initial grade control drilling results are being reconciled back to the resource model.

Grade control drilling has progressed during the pre-stripping operation, and during September evaluated zones of Inferred Mineral Resources that were encountered.  The grade control model is now fully integrated with the resource model and is now being used as the basis of ore delineation and the selective ore mining methodology.  With the Nkran pit now fully commissioned, producing at above design capacity and effectively utilizing all the control methodologies, including grade control drilling, sample preparation and analysis, reserve model compilation, ore delineation, bench production planning and

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

ultimately selective ore mining, the Project has taken a significant step forward in de-risking project production by removing mining as a commissioning risk.

De-watering of the pit has essentially been completed and is no longer critical for access to the orebody.  The pit is expected to be empty in November.

Construction

The primary crusher, overland conveyor, stockpile tunnel and mill feed conveyors have been completed and the process of vendor commissioning is now underway.  Hot commissioning of the crusher is expected to take place in early December.

The two grinding mills are now fully erected with trommel screens installed and alignment of the mills underway. The mill classification, screening and gravity concentration equipment is all mechanically installed along with the intense cyanide leach reactor and dedicated elution column.  Piping throughout the circuit is underway and on the critical path to Project completion.  Piping contractors are now working 24 hours a day, 7 days a week.

The carbon-in-leach (“CIL”) circuit is mechanically complete with all seven tanks fully erected, including installation of the agitators and inter-stage carbon screens.  The pre-leach thickener is also mechanically complete with the thickener rake mechanism and feed well installed.  The carbon stripping and elution equipment has been installed.  The gold room is also mechanically complete with the electrowinning circuit, doré furnace and gold safe all installed.

The reagents preparation area is essentially complete, with vendor commissioning planned this month.  All other ancillary services, such as change house, workshop, raw water dam and pollution control dam are nearing completion.

The Tailings Storage Facility (“TSF”) is complete and was inspected by an independent third party in October.  The final inspection report has been delivered to the Environmental Protection Agency (“EPA”) and the Company expects to receive confirmation that all conditions of the permit have been met and the TSF is ready to accept tailings following a final inspection by the EPA in November.  The tailings pipeline and return water system are well under construction and due for completion in November.  During the short rainy season in October, sufficient water was captured in the TSF for start-up and commissioning of the process plant.

Electrical & Instrumentation in all areas is underway and also on the critical path for completion of the Project.  Contractors are now working 24 hours per day, 7 days a week in these key areas.  The motor control centres (“MCC”) in the processing facility were assembled overseas and shipped in containers to site.  Installation and wiring of the MCC’s is 50% complete, with the critical MCC for the milling operations 80% complete.  Associated low voltage transformers and bays are being installed and will be ready to energize in November.

Power Supply Update

In June 2015 Asanko signed a life of mine Power Purchase Agreement (“PPA”) with the independent power producer Genser Energy Ghana Limited (“Genser”).  Under the PPA, Genser committed to deliver temporary power to the Project by November 1, 2015 and build a permanent dedicated plant by May 1, 2016.  Genser has been unable to meet the deadline for providing temporary power to the Project. Genser and Asanko are in discussions to resolve the issue and Asanko has reserved all its rights in connection with the matter.

The 30km long, 161kV power line connecting the Project site to the national power grid at the Asawinso substation was completed in November, along with the 161/11kV substation at site.  The line is now energized and ready to deliver power to the Project site for commissioning. The Company plans to receive power from the state authority at rates materially in line with the Definitive Project Plan.

In addition, the Company is in the process of installing 20 megawatts of diesel generator capacity at site as a 100% redundant back-up supply of power.  The back-up power will be fully operational by early December.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Ramp-up and Commissioning

The entire processing facility is expected to be ready for commissioning during December 2015. Commissioning will commence on stockpiled ore.  As over 40% of the gold is expected to be recovered from the gravity gold circuit, gold will be electrowon and poured to doré approximately 14 days after ore is fed to the mills.  Approximately 7,000 ounces of gold will be locked-up in the CIL circuit as the carbon becomes fully loaded.  Mill feed rates and gold recoveries are expected to ramp-up to steady-state levels over the first quarter of operations with commercial production expected in Q2 2016.

The Company has been focusing on business readiness for the past several months ahead of the hand-over of the process plant from the EPCM contractor, DRA Global to Asanko.  Recruitment is now nearing completion with training of operators and trades personnel well underway.  Standard operating procedures and management operating systems have been fully developed and are being implemented on site.

Health and Safety

The Company has fully implemented its health and safety policies and protocols in preparation for the processing plant hand-over, including implementation of the recommendations following the fatal mining accident that occurred in the pit with the mining contractor in June 2015. The mining contractor’s health and safety protocols have now been completely integrated and aligned with those of the Company.

The Asanko Gold Mine continues to have a strong safety record with over 7.5 million man hours worked since the last Lost Time Injury, which occurred in July 2012.  As part of this record, the EPCM contractor, DRA Global, and its sub-contractors have achieved an impressive 3.7 million man hours on the Project without a Lost Time Injury.

Partial Relocation of Nkran Village

The partial relocation of the Nkran village (88 building structures) was completed during the period.  A formal handover ceremony was held on 15 September and the villagers were moved into their new houses. The new resettlement project offers a substantial improvement in quality of life with all the houses fitted with kitchen and bathroom facilities, electricity and potable water. There is also street lighting, a water storage facility and an integrated waste management system. A community centre, school and football field were also built. All the relocated properties were built by local Ghanaians from the region, adding considerable value to the communities impacted by the mine.

Key Milestones

An update on the key milestones that the Company is working towards are, as follows:

Original Guidance

Current Status

Commence early works

Q2 2014

Complete

Near mine resource definition drilling at Dynamite Hill

Q2 2014

Complete

Finalize revisions to the Red Kite financing arrangements

Q2 2014

Complete

Investment Decision for Phase 1

Q3 2014

Complete

DPP including updated Mineral Resource Estimate (“MRE”)

Q4 2014

Complete

Commence Project Construction

Q3 2014

Complete

Phase 2 Pre-Feasibility Study

Q1 2015

Complete

Commence Commissioning and Ramp-up

Q1 2016

Q4 2015

Steady State Commercial Production

Q2 2016

Q2 2016

Phase 2 Definitive Feasibility Study

Q2 2016

Q3 2016

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Phase 1 Development Expenditures

The capital cost budget for the Project as approved by the board of directors is $295 million with the Project commencing July 1, 2014.  Phase 1 development expenditures as at September 30, 2015 were recorded through Property, Plant and Equipment at $198.4 million, as follows:

Asanko Gold Mine Totals
Cost of Property, Plant and Equipment	$ millions
As at Sept 30, 2015	229.5
Less: costs incurred prior to July 1, 2014 (pre-construction decision)	(13.8)
Less: costs acquired through the acquisition of PMI	(9.2)
Less: capitalized interest	(8.1)
Total Phase 1 Development Expenditures	198.4

Of the $198.4 million, approximately $31.9 million of Phase 1 development expenditures were in payables as at September 30, 2015.

Commitments and Contractual Obligations

As at September 30, 2015, the Company had incurred capital costs and has contractual obligations and open purchase orders totaling $278.4 million relating to the construction of the Asanko Gold Mine Phase 1.  Approximately $198.4 million has been paid or invoiced, with the balance of $80 million due to be paid within 1 year as work is completed on Phase 1.  Procurement is now 94% complete and proceeding on schedule. Nearly all of the capital expenditure has now been committed and the Project is expected to be completed within the $295 million capital expenditure budget.

Contractual Obligations	$ millions	%
Phase 1 development expenditures paid	166.2	56%
Invoiced amounts in payables	31.9	11%
Total costs incurred	198.4	67%
Further commitments made	80.0	27%
Total committed	278.4	94%
Estimated additional to complete	13.6	5%
Remaining contingency	3.0	1%
Total estimated cost	295.0	100%

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Development Costs

During the nine months ended September 30, 2015, $22.6 million was spent on development costs, not including asset retirement costs additions or share-based payments, compared to $21.1 million during the nine months ended September 30, 2014. Deferred development costs for the current period include $18.6 of VAT receivable allowance related to VAT paid on costs capitalized to property, plant and equipment and work in progress.

	Nine months ended September 30,
	2015	2014

Development support costs	$ 2,655,615	$ 2,800,808
Development drilling and assays	-	1,480,903
EPCM, early works	-	7,806,556
Feasibility studies and engineering	-	6,724,598
Permitting	18,167	461,420
Phase 2 feasibility	1,141,893	-
Community affairs and environment	155,369	1,840,439
VAT receivable allowance	18,622,185	-
	22,593,229	21,114,724
Asset retirement costs	4,863,159	510,926
Share-based payments	1,075,294	1,925,824
	$ 28,531,682	$ 23,551,474

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Exploration and Evaluation

During the period, the Company continued an exploration program focused on high priority targets that have the potential to add oxide resources to the Asanko Gold Mine using systematic and low-cost exploration methods. This follows positive results from an extensive regional prospectivity mapping exercise undertaken in 2014 by external consultants.

The Asankrangwa Gold Belt and wider Kumasi Basin in Ghana contain a number of large economic gold systems such as Nkran, Esaase and Edikan. Significant potential exists for Asanko to generate further value on its land holdings as demonstrated with the recent discovery of the Dynamite Hill deposit.

The study concluded that only 7% of Asanko’s highly prospective concession area had been explored historically. The study has provided a better understanding of the controls on the location of gold deposit formation and the expression of these controls in exploration data and a significant number of new exploration targets have been generated. The identified targets provide a clear opportunity for the exploration team and offer the potential for rapid delineation of new deposits and resource areas.

The 2015 exploration programme has been designed to provide a cost effective validation of the prospectivity targets, as well as establish a level of parity to the data coverage. To this end, an airborne geophysical survey was conducted during the period in order to infill areas not flown already, and importantly lay the foundation for contiguous geological and structural modelling of targets. Near surface oxide targets are being prioritized for investigation during the 2015 programme, and will be ear-marked for initial drill testing during 2016.  It is anticipated that the integration of the airborne geophysical survey results and current structural modelling will yield further near mine targets. The budget for the 2015 program is approximately $2.0 million, of which approximately $1.6 million was spent during the nine months ended September 30, 2015, as follows:

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

	Three months ended Sept 30,		Nine months ended Sept 30,
	2015	2014	2015	2014

Exploration support and prospectivity mapping costs	$ 427,191	$ 113,469	$ 1,347,785	$ 245,567
Share-based compensation	36,401	-	218,918	-
	$ 463,592	$ 113,469	$ 1,566,703	$ 245,567

Expenditures during the nine-month period ended September 30, 2015 were predominantly related to investigations on properties within 10 kilometers of the Nkran pit.  Investigations included trenching, sampling and some drilling.

Corporate Overhead

During the nine-month period ended September 30, 2015, $3.6 million was incurred in corporate overhead, including wages, consulting fees, professional fees, office rents and investor relations activity, as follows:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2015	2014	2015	2014
Corporate overhead
Wages and consulting fees	$ 529,139	$ 623,789	$ 1,305,704	$ 2,249,683
Office rent and administration	272,580	264,353	921,523	1,317,072
Professional fees	141,762	277,844	573,728	732,044
Regulatory fees	41,231	81,205	180,670	316,867
Travel, promotion and Investor relations	155,991	175,187	649,633	654,132
Total corporate overhead	1,140,703	1,422,378	3,631,258	5,269,798
Non-cash items:
Depreciations	10,961	13,915	48,190	57,378
Share-based compensation	223,802	553,050	1,463,045	2,201,245
Total administration expenses	$ 1,375,466	$ 1,989,343	$ 5,142,493	$ 7,528,421

A significant reduction in corporate overhead was achieved during the period in relation to the same period in 2014 by rationalizing management and offices following the February 2014 merger with PMI Gold Corporation.

Funding

In June 2015, the Company drew-down the third and final tranche of the project debt facility resulting in aggregate draw-downs of $130.0 million. There are no gold price related covenants on the loan, no hedging and no sweep of excess free cash. The first quarterly payment of approximately US$8.6 million is due on July 1, 2016. The first five quarterly payments are 4% of principal plus interest, with the remaining ten payments at 8% of principal plus interest. The Company can also elect to repay the loan early with no penalties.

The Company believes it is fully funded through to commencement of commercial production of Phase 1 of the AGM with US$159.3 million in cash on-hand, as at September 30, 2015 (December 31, 2014 - $228.8 million) and an undrawn US$20 million cost-overrun facility for total available funding of US$179.3 million. The Company expects to generate positive cash flows commencing in Q2 2016. The remaining use of funds (including commissioning and startup costs) is $140.0 million, creating a current funding buffer of approximately $40 million.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Forecast Cash Uses 30-Sept-15 to 1-Apr-16	$ millions
Invoiced amounts in payables	31.9
Further commitments made	80.0
Estimated additional to complete	13.9
Remaining contingency	3.0
Total Remaining Project Spend	128.8
Working capital less pre-production revenue (incl. VAT)	8.2
Corporate overhead and other	3.0
Total Cash Uses	140.0

Phase 2 Pre-Feasibility Study

The Company completed a Pre-Feasibility Study on the Project in May 2015 (the “May 2015 AGM PFS”) outlining the expansion of the processing facilities and bringing the Esaase pit into the mine plan as Phase 2 of the Asanko Gold Mine construction.  The Phase 2 expansion envisions one large, multi-pit mine, including the Phase 1 pits, producing an average of 411,000 ounces of gold annually over a 10.5 year Life of Mine (“LoM”) from 2018.  The Esaase ore would be mined and crushed at Esaase and then conveyed to a central processing facility at Obotan. The Obotan facility would be expanded with a 5 Mtpa flotation plant to be built alongside the 3 Mtpa Carbon-in-Leach (“CIL”) plant currently under construction for Phase 1.  In addition the annual throughput of the Phase 1 CIL plant would be upgraded and increased to 3.8Mtpa by adding 2 extra CIL tanks to allow for the blending of oxide ores from Esaase into the feed from the current Phase 1 pits. Highlights of the May 2015 AGM PFS are, as follows:

•

Life of Mine gold production of 4.7 million ounces over a 12.5 year mine life (Phase 1 and 2).

•

Lowest quartile All-In Sustaining Costs of US$798/oz including corporate overhead and interest on debt.

•

Robust project economics with strong cash flow generation even in a weak gold price environment:

Total AGM Economics	NPV (5%)* US$ (millions)	IRR* (%)	2018 - 2021 After-Tax FCF (US$ millions)
Spot - US$1,150/oz	476	20	702
Study Basis - US$1,300/oz	770	27	848
Upside Case - US$1,500/oz	1,149	36	1,043

* After-tax project NPV & IRR over Life of Mine basis 1 July 2014

As a result of the positive project economic outcomes of the May 2015 AGM PFS, a portion of the Esaase Mineral Resources have been upgraded to Mineral Reserves with total AGM mineral reserves, as follows:

Total AGM Mineral Reserves	Tonnage (Mt)	Grade (g/t)	Ounces (millions)
Proven	38.0	1.75	2.14
Probable	58.9	1.64	3.11
Total	96.9	1.68	5.25

The Board of Directors has approved the commencement of a Definitive Feasibility Study (“DFS”) for Phase 2, which will include optimization of the mine plan, further metallurgical test work and more detailed engineering. The DFS is expected to be complete in Q3 2016. Completing a successful DFS, arranging financing for the $270 million capital cost, and obtaining permitting for Phase 2 will be required for the Board of directors to make an investment decision.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Discussion of Operations

Asanko Gold Mine Project

The acquisition of PMI in early 2014 has created a flagship project in Ghana and the foundation on which to build a mid-tier gold mining Company. The flagship project was created by combining both the Obotan and Esaase Projects into one mine now referred to as the “Asanko Gold Mine”. The Asanko Gold Mine (“AGM” or the “Project”) consists of six known open pit deposits over a 25km trend and is located in Ghana, West Africa (below figure).

The Government of Ghana has a 10% free carried interest in the AGM in accordance with Ghanaian Law.  Section 43.1 of the Ghanaian Minerals and Mining Act of 2006, (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary, Keegan Resources (Ghana) Limited, which owns the Esaase concession have been issued into the name of the Government of Ghana with a goal of settling the obligation. The government has a nominee on the board of this subsidiary. There is no shareholders’ agreement between the Company as the 90% shareholder and the Government of Ghana as the 10% shareholder. The Ghanaian Government is entitled to 10% of declared dividends from the net profits of Asanko’s operations in Ghana but does not have to contribute to its capital investment.

The Company’s Ghanaian subsidiary which owns the Abore, Abirem and Adubea mining leases has neither issued 10% of the Company’s shares to the Government of Ghana nor appointed a government representative to the board of the subsidiary.  The Company has initiated a corporate restructuring for housekeeping purposes following the PMI acquisition.  The Company intends to transfer all mining leases and concessions held by Adansi Gold Company (GH) Limited to Keegan Resources Ghana Ltd.  In addition, Keegan Resources Ghana Ltd will transfer the Asumura exploration concessions to a new subsidiary, Asanko Gold Exploration Ltd.  Asanko Gold Exploration Ltd. will become the Company’s exploration vehicle in Ghana and continue to be owned 100% by Asanko Gold Barbados Inc.

Following the re-organization, Keegan Resources Ghana Ltd will be renamed Asanko Gold Ghana Ltd and will be the Company’s operating entity in Ghana, holding all of the assets of the Asanko Gold Mine.  Asanko Gold Ghana Ltd will be 90% owned by Asanko Gold (Barbados) Inc. and the Government of Ghana will have a 10% free-carried interest.

In the future, the Company intends on winding up Adansi Gold Limited and PMI Gold Corporation.

Development Strategy

The Company envisions developing the Asanko Gold Mine in two phases.  Phase 1 is based on the November 2014 Definitive Project Plan and is fully financed, fully permitted and under construction.  Phase 1 is targeting steady-state production averaging 190,000 ounces per year by Q2 2016, mining ore from the main pit at Nkran, along with feed from satellite pits at Adubiaso, Abore, Asuadai and Dynamite Hill, and processed via a 3Mtpa CIL plant.

The Company completed a Pre-Feasibility Study in May 2015, outlining the expansion of the processing facilities to include a 5Mtpa flotation plant and bringing the Esaase pit into the mine plan as Phase 2 of the Asanko Gold Mine construction.  The Phase 2 expansion envisions one large, multi-pit mine producing an average of 411,000 ounces of gold annually over a 10.5 year Life of Mine (“LoM”) from 2018.

The Company engaged DRA Mineral Projects (“DRA”) to manage the May 2015 AGM PFS. DRA are currently building Phase 1 of the Project on an EPCM basis.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Mineral Resources

The AGM Mineral Resources are divided between the Obotan deposits (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai deposits) for which a 0.8 g/t cut-off was used, and the Esaase deposit for which a 0.6 g/t cut-off was used. The estimation for all the deposits forming the AGM were compiled by Charles J. Muller, of CJM Consulting. The Obotan deposit estimation was completed in September 2014 whilst the Esaase estimation was completed in September 2012.

Asanko Gold Mine Global Resource Estimate

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
DynamiteHill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Phase 1 Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

 Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures. The MRE for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) and Phase 2 (comprising the Esaase deposit) resources were all prepared by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa.  The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Muller has reviewed and approved the technical content of this MD&A.   Benjamin Gelber P.Geo. Exploration Manager for Asanko, a qualified person with respect to NI 43-101, has supervised the scientific or technical information for the Project.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Asanko Gold Mine Mineral Reserve Statement

As a result of the positive economic outcomes of the May 2015 AGM PFS, a portion of the Company’s Mineral Resources for Esaase have been upgraded to Mineral Reserves. The Mineral Reserves have been restated assuming a $1,300 per ounce gold price (previously assumed $1,400 per ounce gold price) and include revised modifying factors when compared to the Mineral Reserves from the standalone Esaase PFS published in May 2013.  The combination of these changes has resulted in an increase in the Esaase Mineral Reserves of 0.3 million ounces.

2015 Updated Mineral Reserve Statement

1.1 Deposit	Proven			Probable			Total P&P
1.2	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
1.3 Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
1.4 Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
1.5 Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
1.6 Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Phase 1 Total	15.5	2.26	1.13	21.0	2.07	1.39	36.7	2.15	2.52
1.7 Esaase	22.5	1.40	1.01	37.9	1.42	1.72	60.3	1.41	2.73
1.8 Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

Notes: A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources are excluded from the Mineral Reserve Estimate. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

The Reserve Statement for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. (“DRA”) of Johannesburg, South Africa.  The Reserve Statement is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Obiri-Yeboah has reviewed and approved the technical content of this MD&A.

Mining Operations

A Phase 1 LoM schedule was developed to supply a 3Mtpa mill feed rate from the Nkran pit and the four satellite deposits.  A mining contractor has been established on site and is currently carrying out pre-stripping activity at the Nkran pit.  It is anticipated that a mining contractor will be used for all ore and waste mining activities.

The deposits will all be mined utilizing a conventional truck and shovel method. Grade control drilling together with onsite laboratory facilities will be used to delineate the ore from the waste.  Ore and waste will be drilled and blasted, then loaded and hauled to either the run-of-mine (“ROM”) pad or direct tip into the crushing facility from the Nkran deposit.  For the satellite deposits - Adubiaso, Dynamite Hill, Abore and Asuadai – ore will be placed on pit rim stockpiles or on waste rock storage facility with haul trucks.  A fleet of contracted road trucks will be utilized to haul ore from the respective pit rim stockpiles to the ROM stockpile.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Ore from Esaase will be primary and secondary crushed to a particle size -90 mm at Esaase and then transferred to the expanded central processing facility on an industry standard, troughed overland conveyor.  The conveyor corridor will be secured with high security fencing and motion sensors and will be monitored on a continuous basis.  Extensive studies were completed on the optimal ore transfer methodology which included trade off studies that reviewed rail, pumping and road transport in addition to the selected conveyor option. Esaase waste material will be hauled to the two allocated waste rock dump positions to the West and South of the Esaase pit.

AGM Mine Plan

Pre-stripping operations are currently underway at the Nkran pit with a total of 21.7 million tonnes (“Mt”) of waste to be stripped in 2015 ahead of ore mining.  During the first year of production in 2016, ore will be mined primarily from the Nkran pit, resulting in a feed grade to the mill of 2.15 g/t gold.  The Esaase pit will be brought into production in Q1 2018 with feed being blended over the 12.5 year mine life and augmented by the four satellite pits.

Life of mine it is estimated that 94.0Mt of ore and 405.5Mt of waste (excluding the Nkran pre-strip) will be mined, resulting in a LoM strip ratio of 4.3:1.

PFS Mine Plan for Combined Phase 1 & 2

Years 2015-2022

	2015	2016	2017	2018	2019	2020	2021	2022
Obotan Pits
Ore mined (‘000t)	230	3,704	3,123	3,319	3,000	2,951	2,850	3,001
Grade mined (g/t)	2.44	2.15	2.22	2.15	2.30	2.28	2.23	2.20
Waste (‘000t)	19,761	21,254	21,928	21,152	20,993	23,179	22,754	18,147
Esaase Pit
Ore mined (‘000t)			2,500	5,003	5,846	6,842	5,303	6,003
Grade mined (g/t)			1.33	1.56	1.70	1.48	1.33	1.24
Waste (‘000t)			5,276	10,699	18,820	22,413	24,138	26,243
Combined
Ore mined (‘000t)	230	3,704	5,623	8,321	8,846	9,793	8,154	9,004
Grade mined (g/t)	2.44	2.15	1.82	1.80	1.91	1.72	1.64	1.56
Waste (‘000t)	19,761	21,254	27,205	31,850	39,813	45,591	46,892	44,390
Strip ratio (w:o)	86.05	5.74	4.84	3.83	4.50	4.66	5.75	4.93
Plant feed (‘000t)	0.00	3.00	3.40	8.15	8.23	8.60	8.80	8.80
Feed grade (g/t)	0.00	2.15	1.85	1.97	1.92	1.68	1.73	1.37
Recovery (%)	0.0%	88.1%	90.9%	89.6%	90.7%	89.8%	91.0%	90.1%
Gold produced (oz)	0	182,428	183,658	460,817	461,502	416,285	446,365	349,190

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Years 2023-2028

	2023	2024	2025	2026	2027	2028	LoM Total
Obotan Pits
Ore mined (‘000t)	3,001	3,001	3,000	3,001	2,325	0	36,505
Grade mined (g/t)	2.15	1.93	1.94	2.08	2.12	0.00	2.15
Waste (‘000t)	8,484	9,761	4,619	1,863	889	0	194,784
Esaase Pit
Ore mined (‘000t)	5,359	4,597	4,356	4,910	5,000	1,988	57,707
Grade mined (g/t)	1.49	1.21	1.24	1.25	1.37	2.29	1.43
Waste (‘000t)	29,235	30,904	31,067	21,777	8,034	1,900	230,506
Combined
Ore mined (‘000t)	8,360	7,597	7,357	7,910	7,325	1,988	94,212
Grade mined (g/t)	1.73	1.50	1.53	1.56	1.61	2.29	1.71
Waste (‘000t)	37,719	40,665	35,686	23,641	8,923	1,900	425,289
Strip ratio (w:o)	4.51	5.35	4.85	2.99	1.22	0.96	4.51
Plant feed (‘000t)	8,774	8,000	8,000	8,000	7,325	4,519	94,212
Feed grade (g/t)	1.63	1.57	1.58	1.56	1.66	2.26	1.71
Recovery (%)	91.7%	89.8%	89.8%	91.7%	92.2%	96.6%	91.0%
Gold produced (oz)	419,931	385,298	389,780	387,983	395,090	216,621	4,694,949

PFS Ore Mine Plan (un-optimized) for Asanko Gold Mine

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Processing

The Phase 1 processing plant is currently under construction and approximately 76.4% complete.  The design is based on a typical single stage crushing, SAG, ball milling circuit (SABC) and CIL flow sheet.  It includes single stage jaw crushing with reclaim from a live stockpile and open circuit SAG mill, feeding cyclones that in turn operate in a closed circuit with a ball mill.  A pebble crusher will receive scats from the SAG mill, crush them and return them to the SAG for further grinding.  The hydrocyclones will achieve the final product size of P80 106 μm.  A gravity circuit will be utilized to treat a portion of the cyclone underflow stream to recover coarse free gold, around 40%, from the recirculating load.  The milled product will gravitate to a trash screen before entering a pre-leach thickener followed by a conditioning tank.

A seven stage CIL circuit will be used to leach and absorb gold from the milled ore onto activated carbon.  An AARL elution circuit will be used to recover gold from loaded carbon.  Cyanide in the CIL tailings will be detoxified using the SO2 / Air method.  The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”).

This process flow sheet is well known in the industry, and is relatively low risk as it was proven as a successful processing route for the Nkran ores during Resolute Mining Ltd operations from 1998 to 2002.

The Phase 2 expansion project will expand the central processing facility with the addition of a 5Mtpa ball mill, gravity concentrator followed by a flotation circuit. The concentrate from the float circuit at a mass pull of 10% will be reground and then transferred to a new CIL circuit for leaching and then final gold production.

Phase 2 further makes provision for the opportunity to optimize feed material streams to either the flotation or whole ore leach circuit via interlinking conveyors between the respective mill feed circuits.  In doing this, there is an opportunity to optimize recoveries and operating costs depending on the ore types being mined. The milling circuits could be operated at different grinds to facilitate maximum liberation and therefore optimum value add.

The relatively soft, easy milling oxide ores from Esaase can be blended into the Phase 1 CIL circuit allowing the tonnage throughput to be increased to 3.8Mtpa. These oxide ores also give improved recovery through the CIL circuit compared to the flotation plant. In the construction of the Phase 1 CIL circuit the civil work has been done to allow two additional CIL tanks to be added to the circuit to ensure that the residence time is maintained at the higher throughput. All the other equipment is sized to handle the additional tonnage.

In addition, testwork has shown that similar recoveries can be achieved by processing the Nkran fresh ore through the flotation circuit at potentially lower operating cost. Additional testwork is planned during the DFS to optimize the economic benefits of this scenario.

Having the two milling circuits in the same location will also allow any new, near-mine geological exploration discoveries to be processed under optimal economic conditions.

The final tailings from Phase 1 and Phase 2 will report to a single TSF. The TSF currently being constructed to service Phase 1 is designed to hold all the tailings from both phases for the life of the operations. Services and infrastructure between Phase 1 and Phase 2 will be shared as far as possible.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Phase 1 Process Flow Sheet – 3Mtpa CIL Plant

ROM
Primary Crushing
Stockpile
Pebble Crushing
SAG Mill
Ball Mill
Gravity Concentration
GRG Dissolution
Pre-Leach Thickener
Return Water to Plant
Cyanide Detoxification
Pre-Leach & Carbon In Leach
TSF
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion

Phase 2 Process Flow Sheet – Addition of 5Mtpa Flotation Plant

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

ROM
Oxide Crushing (Hybrid)
Sulphide Crushing (Jaw)
2° Crushing
Stockpile
Mill
1° Gravity Concentration
GRG Dissolution
Discharge to Environment
Arsenic Precipitation
Solids Filter
RO Plant
Brine
Flotation
Pre-Leach Thickener
Cyanide Detoxification
Excess Water
Combined TSF
2° Gravity Concentration
Regrind Mill
Carbon In Leach
Elution
Electrowinning
Gold Room
Loaded Carbon
Gold Bullion

Life of Mine Process Plant Discounted Recoveries

Gold Recovery	Phase 1 DPP	AGM (Phases 1&2)
Ore sourced from Obotan
Oxide	94.8%	90.7%
Transitional	95.1%	91.1%
Fresh	93.8%	93.0%
Ore sourced from Esaase
Oxide	-	89.8%
Transitional	-	87.0%
Fresh	-	92.4%
LoM Blend Recovery	93.9%	91.7%
LoM Blend Discounted Recovery	92.6%	90.9%

Life of Mine Process Plant Operating Costs

LoM US$/t milled	Phase 1 DPP	AGM (Phases 1&2)
Labour	0.7	0.3
Power	6.5	5.2
Reagents & other consumables	4.4	4.9
Other	1.9	1.2
Total	13.4	11.7

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Note:  The information in this MD&A that relates to Processing is based on information compiled by Mr. Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr. Bezuidenhout is a Director of DRA Mineral Projects. Mr. Bezuidenhout has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this MD&A, was satisfied with the verification process and consents to the disclosure in this MD&A. Mr. Bezuidenhout has reviewed and approved the technical content of this MD&A.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at $295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to $22.75 million).

Phase 1 Capital Cost Estimate	$ millions
Process plant	85
Mining (pre-production costs)	71
Power infrastructure	18
Buildings, offices and accommodation	12
TSF, WRD, ROM, water supply, civil works	23
CSR, owners team, G&A	47
EPCM	16
Sub total	272
Contingency & estimating inaccuracies	23
Total	295

The incremental capital cost of the mine, process plant and associated infrastructure for Phase 2 is estimated at US$270 million. The cost is inclusive of all additional infrastructure and indirect costs required.

Phase 2 Expansion Capital Cost Estimate	$ millions
Front End materials handling	30
Overland conveyor	62
Process plant	83
Infrastructure	30
Indirect costs	38
Contingencies	27
Total	270

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Operating costs

The average cash operating cost for the AGM (Phases 1 and 2) is estimated at $670 per ounce. Estimated All in Sustaining Costs (World Gold Council definition of AISC) are $798 per ounce, which places the AGM in the lowest quartile of industry costs. These costs are based on the treatment of 8.8Mtpa of ore producing an average 411,000 ounces of gold per annum and are inclusive of corporate overheads and interest on debt*.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, currently contracted mining costs and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Operating Cost Estimate (US$/oz)	Phase 1	AGM (Phases 1&2)
Waste mining	243	299
Ore mining	105	69
Processing	210	243
General and administrative	83	55
Refining	4	4
Cash Costs	645	670
Royalties	65	68
Sustaining and deferred capex	19	23
Corporate Overhead	35	24
Interest on Phase 1 Project Debt	17	7
Interest on Phase 2 Debt*	-	6
All-in sustaining cash costs	781	798

*Assumes a further US$170 million in debt on same terms and conditions as current facility for illustrative purposes only

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Annual Cash Flows (based on $1,300/oz of gold)

	UOM	LOM	2014 and 2015	2016	2017	2018	2019	2020
Tonnes milled	‘000t	94,212	-	3,000	3,400	8,150	8,225	8,600
Head grade	g / t	1.71	-	2.15	1.85	1.97	1.92	1.68
Recovery	%	90.9%	0.0%	88.1%	90.9%	89.5%	90.7%	89.8%
Production	Oz	4,694,949	-	182,428	183,658	460,817	461,502	416,285
Net cash flow	$’000	1311	(279.6)	(93.4)	(19.0)	275.0	217.6	173.9

	UOM	2021	2022	2023	2024	2025	2026	2027	2028
Tonnes milled	‘000t	8,800	8,802	8,774	8,473	8,498	8,398	8,000	3,092
Head grade	g / t	1.73	1.37	1.63	1.57	1.58	1.56	1.66	2.26
Recovery	%	91.2%	90.0%	91.6%	89.9%	90.1%	91.9%	92.4%	96.6%
Production	Oz	446,364	349,190	419,931	385,298	389,780	387,983	395,090	216,620
Net cash flow	$’000	182.0	78.9	149.4	104.1	107.6	120.0	157.8	136.7

Royalty rates in Ghana are governed by section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates that the holder of a mining lease, restricted mining lease, or small scale mining license, pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model for the combined Phase 1 and 2. The significant financial sensitivities identified were discount rate and gold price shown here after taxes and royalties.

	Net Present Value at Various Discount Rates ($ million)
Gold Price $/oz	3%	5%	6%	7%	8%	IRR
1,100	497	378	328	282	241	17.34%
1,200	725	574	510	452	399	22.57%
1,300	952	770	692	621	557	27.33%
1,400	1,180	965	873	790	714	31.73%
1,500	1,407	1,160	1,054	958	871	35.89%
1,600	1,634	1,355	1,235	1,127	1,029	39.87%

Note:The information in this MD&A that relates to the economic assessment is based on financial models compiled by Mr. John Stanbury of CRESCO Project Finance. Mr. Stanbury has acquired the qualifications of BSc (Eng), BProc, LLB and MBA and has been a member of senior management in a number of mining companies across various industries. Mr Stanbury has sufficient experience to prepare the financial sections as disclosed in this release based on the relevant

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

technical inputs provided by other competent persons. Mr. Stanbury consents to the inclusion of such financial information in this release in the form and context in which it appears.

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot, as follows:

		Impact on NPV(5%) in $000’s
	Flex Amount	Positive Case	Negative Case
Process recovery	1%	13,094	(13,094)
Taxation	2.5%	28,934	(28,934)
NPV Discount Rate	1%	78,132	(78,132)
Ore Gold Grade	1%	11,909	(11,909)
Gold selling price	$100/oz	195,131	(195,484)
Operating cost	3%	44,936	(44,887)
Installation capex	10%	36,590	(36,686)

Employment

Phase 1 of the Project will employ approximately 660 employees, including contractors, to operate the mine. Currently during the construction of Phase 1, there are over 2,000 personnel working on the Project site.

The Company is closely engaged with all local stakeholders and has implemented a number of vocational training schemes in the local communities aimed at developing the capabilities of the local youth in employable skills to support the construction and operation stages of the Project.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Phase 2 of the Project will employ an additional 350 employees during operations, including contractors, which will bring the total workforce of the AGM to approximately 1,000 people.  The majority of the workforce will be sourced from local communities and elsewhere in Ghana, which has a highly trained workforce due to a mature gold mining industry.

Resettlement

The partial relocation of the Nkran village (88 building structures) was completed during the third quarter of 2015.  A formal handover ceremony was held on 15 September and the villagers were moved into their new houses.

Phase 2 mining activities will impact certain communities in close proximity to the Esaase pit. These communities have been engaged through earlier studies on the Essase standalone PFS. The Company will continue detailed stakeholder engagement as part of the DFS.

Permitting

In November 2012, the Company received mining leases on the Abore, Abirem and Adubea prospecting licences. The mining leases have been granted for different periods, with the Abore lease expiring on November 1, 2017, the Abirem lease expiring on March 27, 2026, and the Adubea lease due to expire on November 1, 2018. All leases are renewable under the terms of the Minerals and Mining Act, 2006. In conjunction with the formal issue of the mining leases, the Company also received a key water discharge permit which allowed the commencement of dewatering operations of the Nkran pit and the future dewatering operations of the Adubiaso pits.

In November 2013, the Company received the Environmental Permit from the Environmental Protection Agency (“EPA”) in Ghana and the Mine Operating Permit from the Mines Inspectorate in Ghana for Phase 1 of the Project.  The Company has renewed the Environmental permit as of September 12, 2015, valid until March 31, 2017.  The Company hasor has applied for renewal, of all necessary major permits required for the construction of Phase 1 of the Project.

The Phase 1 Environmental Permit incorporates the requirement for limited backfilling of the smaller satellite pits, relocation planning for potentially affected dwellings, cyanide detoxification of discharge water and installation of a tailings dam liner.  These items are all incorporated and allowed for in the Phase 1 capital cost estimate.

The Company continues to advance the permitting required to mine Dynamite Hill in 2015.  It is expected that a modification to the existing Mining Permit will be required and applications are in the process of being filed.

The Company received the Environmental Invoice (the "Invoice") and Water Use Permits for the Esaase deposit from the relevant Ghanaian Regulatory Authorities in March 2014. The Invoice, issued by the EPA, through its Technical Review Committee, is a pre-cursor to receiving the final Environmental Permit. Asanko has now finalized its Environmental Impact Statement (“EIS”) to incorporate the comments of the Invoice and submitted it to the EPA for final permitting, which will occur in due course.  Following the receipt of the Invoice from the EPA, Asanko applied for and received a temporary mining permit for Esaase.

The Esaase EIS is in the process of being amended to exclude the processing and the tailings storage facility at Esaase and include the conveyor belt from Esaase to the existing processing facility sitel.  The Scoping Document was submitted to the EPA on August 27, 2015 and the public comment period has now passed.  The EPA will be holding a Community Consultation meeting on November 24, 2015.  Following the meeting, the EIS will be updated to include the conveyor route baseline survey data.  It is expected that the amended EIS will be submitted to the EPA for final approvals in Q1 2016.

The Phase 1 EIS will be amended to include the expansion of the processing facility to accommodate a 5Mtpa flotation plant and the deposition of Esaase tailings at the current TSF. This is expected to be submitted to the EPA for approval in in conjunction with the amended Esaase EIS.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Project Schedule

Phase 1 is on schedule to produce first gold in January 2016 with commercial production by Q2 2016.  The Phase 2 Pre-Feasibility Study was completed on the basis that construction of the Phase 2 expansion will commence in July 2016 with steady state operations of over 400,000 ounces per annum projected in 2018.  A Definitive Feasibility Study (“DFS”) is now underway which will optimize the mining operations by more efficiently sequencing the six open pit deposits into one integrated mining schedule, as well as evaluate process synergies and optimizations.  A positive DFS, requisite permits and project financing will be required in order for the Company to make an investment decision on whether to proceed with the expansion.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject, and there are no such proceedings known by the Company to be contemplated, where there is a claim for damages that exceeds ten percent of the Company’s current assets.

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20.0 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

Selected Annual Information

		Year ended December 31, 2014		Year ended December 31, 2013		Nine months ended December 31, 2012

Total revenue	$	NIL	$	NIL	$	NIL
Loss for the year		22,641,634		1,692,203		13,546,202
Loss per share – basic and diluted		0.14		0.02		0.17
Total assets		481,101,732		242,180,938		254,296,574
Total long-term financial assets		NIL		NIL		NIL
Cash dividends declared per share		NIL		NIL		NIL
Working capital		213,703,934		170,757,759		201,741,827

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Income (loss) and comprehensive income (loss)	Earnings (loss) per share
September 30, 2015	$ 251,764	$ (3,305,991)	$ (0.02)
June 30, 2015	185,068	(759,839)	(0.00)
March 31, 2015	272,922	(4,454,406)	(0.02)
December 31, 2014	233,945	(2,910,227)	(0.02)
September 30, 2014	286,609	(9,329,515)	0.05)
June 30, 2014	356,116	515,436	0.00
March 31, 2014	376,217	(10,917,328)	(0.08)
December 31, 2013	247,604	(2,262,150)	(0.03)

Liquidity and Capital Resources

The Company had working capital of $120.0 million and cash and cash equivalents of $159.3 million at September 30, 2015 compared to $213.8 million and $228.7 million respectively at December 31, 2014.

On February 11, 2015, the Company closed a bought deal financing of 22,770,000 common shares at a price of C$2.02 per share, for gross proceeds to the Company of approximately $36.4 million (C$46.0 million). The Company paid $1.8 million (C$2.2 million) in fees to a syndicate of underwriters and an additional $0.3 million in legal and regulatory fees in relation to the bought deal financing.

The Company expects that its available cash resources and its undrawn $20.0 million Over-run Facility, will be sufficient to complete Phase 1 of Project construction, cover its administrative overhead and pursue further growth through organic exploration and mergers and acquisitions.

As at September 30, 2015 the Company’s contractual obligations under the Senior Definitive Facilities Agreement was $171.6 million, consisting of $130.0 million drawn under the facility as well as accrued future interest payments.

Contractual obligations	Payments due by period
	Total	1 year	2-3 years	4-5 years

Long term debt, including future interest charges	$ 171,564,682	$ 8,636,151	$ 87,893,432	$ 75,035,099

Open purchase orders and other obligations	79,955,872	79,955,872	-	-

	$ 251,520,554	$ 88,592,023	$ 87,893,432	$ 75,035,099

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

The Company may receive additional funds through the exercise of outstanding common stock warrants and options or, if required, through the sale of additional common shares either as a private placement or common stock offering.

As at September 30, 2015, the other sources of funds potentially available to the Company are through the exercise of the outstanding share-based options with terms as follows:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	1,114,141	4.25	1.93	639,141	3.98	1.93
C$2.01-C$3.00	9,838,000	3.70	2.18	7,908,750	3.55	2.20
C$3.01-C$4.00	2,827,900	1.88	3.79	2,827,900	1.88	3.79
C$4.01-C$5.00	630,500	1.42	4.54	630,500	1.42	4.54
C$6.01-C$7.00	26,250	1.69	6.10	26,250	1.69	6.10
	14,436,791	3.28	2.59	12,032,541	3.06	2.69

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised. As at September 30, 2015 0.7 million of the Company’s share-based options were in-the-money.

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Salaries and benefits	$ 315,801	$ 314,110	$ 866,716	$ 1,046,344
Share-based payments	104,752	236,153	717,050	1,210,357
	$ 420,553	$ 550,263	$ 1,583,766	$ 2,256,701

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Universal Mineral Services Ltd. (“UMS”)	$ -	$ 35,781	$ 52,226	$ 131,088

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Related party balances receivable (payable):

	September 30, 2015	December 31, 2014

UMS	$ -	$ (8,137)
UMS – prepaid deposit	-	21,550
	$ -	$ 13,413

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but continued to share the cost of UMS’s office tenancy and IT services where required until May 31, 2015.

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations, the effective interest rate of long term debt, embedded derivatives and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

The assumptions used to determine the Company’s asset retirement obligation are as follows:

	Nine months ended	Year ended
	September 30, 2015	December 31, 2014

Undiscounted and uninflated estimated future cash obligation	$ 17,956,961	$ 12,769,063
Range of expected term until settlement	13.25-15.25 years	14-16 years
Discount rate range	2.29%	2.35%

Share-based payments: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Foreign currency forward contracts: The fair values of the foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discontinued to present value.

Embedded derivative liability: the Company recognizes an embedded derivative liability relating to the interest rate floor of the long term loan. The Company used three month LIBOR forward curve rates and assumptions about the time value of the embedded derivative to estimate its fair value. Changes in these inputs can materially affect the fair value estimate.

Effective interest rate: Management estimated the effective interest rate of the long term debt based on three-month LIBOR as at September 30, 2015. Changes in the three-month LIBOR rate can affect the effective interest rate.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Asanko Gold Mine Project. Exploration and evaluation expenditures reflect those expenditures incurred to identify new deposits that are not envisaged to be part of the Asanko Gold Mine. Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies during the nine months ended September 30, 2015.

Financial Instruments and Other Instruments

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at September 30, 2015, the Company had interest receivable of $nil (December 31, 2014 - $0.07 million).

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at September 30, 2015 the Company had a cash and cash equivalents balance of $159.3 million (December 31, 2014 – $228.7 million) to settle current accounts payable and accrued liabilities of $33.7 million (December 31, 2014 - $15.4 million) that are considered short term and expected to be settled within 30 days. The Company’s first payment of $8.6 million of interest and principal on the long term debt is due on July 1, 2016.  The Company also has a $20.0 million cost overrun facility available.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

(c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s loan agreement with Red Kite provides for interest at LIBOR plus 6% with a minimum LIBOR of 1%.

The Company’s sensitivity to a 1% decrease or increase in market rates of interest would have an immaterial effect on the Company’s interest expense/income for the nine months ended September 30, 2015.

 (ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  During the nine months ended September 30, 2015, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates.

During the three months ended September 30, 2015, the Company settled several currency forward contracts and realized a foreign exchange loss of $0.01 million. During the nine months ended September 30, 2015, the Company realized a foreign exchange gain of $0.3 million on settlement of currency forward contracts.

As at September 30, 2015, the Company had a CAD cash balance of $7.2 million (December 31, 2014 – $30.8 million) and ZAR balance of $7.5 million (December 31, 2014 - $0.4 million) expressed in US dollar equivalent.

(iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at September 30, 2015 and December 31, 2014, the Company had no financial instruments exposed to other price risk.

(d)

Fair values

(i)

Foreign currency forward contracts derivative

During the nine months ended September 30, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian and US dollars at specified exchange rates. These forward contracts had or have settlement terms that range from one month to eleven months.

At September 30, 2015, the company had outstanding foreign currency forward contracts to buy ZAR 24.7 million in exchange for C$ 2.3 million with settlement dates between one and five months.

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy.

(ii)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.33% to 2.12% using an option pricing model.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

(iii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the current and non-current portions of the long term debt approximates its carrying value due to the floating rate nature of the debt instrument.

(e)

Items of income, expense, gains or losses arising from financial instruments

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Interest income from loans and receivable	$ 251,764	$ 286,609	$ 709,754	$ 1,018,942

Realized foreign exchange gain (loss) from currency forward contracts	(10,419)	-	265,818	-

Realized and unrealized net foreign exchange gain (loss) from other financial instruments	(1,074,061)	(578,244)	(2,024,077)	1,584,845

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. Management used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting.

There are inherent limitations in all control systems and no matter how well designed. An economically feasible control system, even determined to be effective, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Changes in internal control over financial reporting

There has been no material change in the Company’s internal control over financial reporting during the nine months ended September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 196,995,607 common shares of the Company issued and outstanding and 14,436,791 share purchase options outstanding. The fully diluted outstanding share count is therefore 211,558,398.

Forward-looking Statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the year ended December 31, 2014, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.  Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and nine months ended September 30, 2015 and 2014

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Phase 2 of the Project will be built or that the overall conclusions of the Definitive Feasibility Study will confirm the May 2015 AGM PFS outcomes, which is on file at www.sedar.com.